ANCORA®

February 25, 2021

Dear Fellow Stockholders,

Ancora Holdings, Inc. (together with its affiliates, “Ancora”) beneficially owns 1,631,153 shares of common stock of Blucora, Inc. (“Blucora” or the “Company”), or approximately 3.4% of the Company’s outstanding stock. Ancora has nominated four highly-qualified candidates for election to the Company’s Board of Directors (the “Board”) at the 2021 Annual Meeting of Stockholders (the “Annual Meeting”). Our nominees are Frederick D. DiSanto, Cindy Schulze Flynn, Robert D. MacKinlay and Kimberly Smith Spacek. Ancora believes that the Board needs a significant refreshment to be able to effectively address the Company’s depressed valuation and poor stock price performance. Ancora believes these and other issues are largely caused by the Board’s capital allocation missteps, ineffective oversight, and failure to optimize the Company’s balance sheet.

In 2015, Blucora embarked on a new path, entering the wealth management/registered investment advisory (“RIA”) space through the acquisition of HD Vest for approximately $600 million. After the transaction, Blucora decided to build out this business through two add-on acquisitions: the 2019 purchase of 1st Global for $180 million, and the 2020 addition of HK Financial Services for $160 million. In order to fund this $940 million acquisition spree, the Board approved levering the Company’s balance sheet to nearly 6x (4.5x on a net leverage basis) and using the significant free cash flows from the TaxAct business.

However, our analysis shows that the TaxAct cash flows were generated by price increases, which drove higher average revenue per each U.S. TaxAct return at the expense of unit growth. This, in turn, undermined TaxAct’s low-cost value proposition relative to its competitors, and, we believe, ultimately led to a reduction in the historical value proposition of the TaxAct business. Meanwhile, the add-on acquisition spree to build the Avantax business ended with substantial goodwill impairment charges (approximately $271 related to the HD Vest and 1st Global acquisitions, representing ~35% of the combined ~$780 million transaction value), and likely led to the departures of both the Company’s CEO and CFO in January 2020. It is Ancora’s view that these events have eviscerated investor confidence in Blucora, led to its depressed valuation multiple and caused the chronic underperformance of the Company’s stock relative to its peers.

Nevertheless, Ancora still believes that both the TaxAct and Avantax businesses are highly attractive assets that are currently undervalued by the public markets. We believe that Blucora is burdened by a classic conglomerate discount in which the individual businesses on a standalone basis are worth substantially more than the Company as a whole. This is largely due to the absence, in our view, of any demonstrable synergies between the TaxAct and Avantax businesses. While current Chief Executive Officer Chris Walters has indicated that the primary synergy opportunity between the two businesses is converting TaxAct Pro users into Avantax advisors, we have yet to find any meaningful evidence of such synergies. From 2016 to 2019, the number of TaxAct Pro customers increased by 456 users to 20,746 (from 20,290), while the Avantax business saw its total number of advisors decline by 488 individuals to 3,984 (from 4,472). In our view, this shows that the synergies argument is flawed.

Fortunately, we believe a properly reconstituted Board can help address Blucora’s challenges and ultimately unlock substantial value, including by:

- Refocusing the Company’s attention and resources on operating, improving and growing the Avantax business.

- Creating special committee of independent directors to assess operational improvements and explore strategic alternatives for the TaxAct business, particularly in light of its stagnation and the insufficient synergies.

- Establishing a disciplined capital allocation framework that emphasizes paying off current debt and eventually implementing a stock-repurchase program.

Our four-member slate is committed to entering the boardroom with fresh perspectives and working collegially with the remaining incumbents to identity the best strategies for producing value for long-suffering stockholders. We specifically recruited our director candidates to add the mix of capital allocation acumen, transaction expertise and diverse perspectives that the Board will need to credibly explore and implement these aforementioned initiatives.

In our view, executing on these steps would lead to substantial balance sheet flexibility for executing a growth strategy for the Avantax business and lead to a substantially higher stock price. We are also convinced that these actions would bring renewed investor attention to Blucora and its story, and help regain stockholder confidence.

WHY SUBSTANTIVE BOARDROOM CHANGE IS URGENTLY NEEDED

Persistent Underperformance and Poor Total Stockholder Returns ("TSR")

Blucora has significantly underperformed its ISS and proxy peers over both 1-year and a 3-year periods. In fact, the Company has produced negative returns over multiple relevant horizons. While Blucora appears to have out-performed on a 5-year basis, this purported overperformance is a consequence of the exceptionally low starting point for the Company's shares in 2016 (following substantial value destruction from 2013 to 2016, when the stock collapsed from approximately $25 to approximately $5). The Company's disappointing earnings for the last fiscal quarter of 2020 appear to have only compounded the market's pessimistic view of the Company's future under its control.

Exhibit 1. Stock Price Performance (TSR Includes Dividends).

Company	Absolute TSR		
	1 Year	3 Year	5 Year
Blucora, Inc.	(39.1%)	(28.0%)	62.3%
ISS Peer Group	30.9%	57.4%	130.3%
S&P 500 (TR)	18.4%	48.9%	103.0%
Russell 2000 (TR)	20.0%	34.0%	86.4%
Blucora Relative Performance:			
ISS Peer Group	(70.0%)	(85.4%)	(67.9%)
S&P 500 (TR)	(57.5%)	(76.9%)	(40.7%)
Russell 2000 (TR)	(59.1%)	(62.0%)	(24.0%)

Source: FactSet as of 12/31/2020, ISS Peer Group includes APAM, ARES, BNFT, BSIG, CNS, CSOD, EBIX, ENV, FHI, GBL, GHL, LPSN, MC, PJT, RILY, SCU, SEIC, VIRT, WDR.

Poor Capital Allocation and Goodwill Impairment

In our view, Blucora's history is littered with serious capital allocation mistakes that reflect the Board's misplaced focus on acquisitions and utilizing the Company's significant net operating losses ("NOLs"). We believe 2015 marked a turning point for the Company because the Board finalized the divestment of all assets except its TaxAct business. It then pivoted to an acquisition strategy in the wealth management/RIA space by acquiring HD Vest for $600 million in 2015, 1st Global for $180 million in 2019 and HK Financial Services for $160 million in

2020. The Board approved levering the Company's balance sheet and using significant free cash flow generated by the TaxAct business to fund this poorly-conceived $940 million acquisition spree.

Based on the goodwill impairment charge recorded in 2020, it seems clear that Blucora overpaid for both HD Vest and 1st Global. To make matters worse, we believe the Company did not properly integrate these businesses operationally or culturally, resulting in an exodus of Avantax advisors and chronic management-level turnover. In 2020, the Board recorded a $271 million goodwill impairment charge related to the HD Vest and 1st Global acquisitions, representing ~35% of the combined ~$780 million transaction value. After such rampant stockholder value destruction, Ancora questions how investors can be expected to let the incumbent Board continue to preside over the critical capital allocation and strategy decisions.

Exhibit 2. Wealth Management/RIA Business Acquisitions and Goodwill Impairment.



Source: Company filings.

A Lack of Demonstrable Synergies Between the TaxAct and Avantax Businesses is Eroding Stockholder Value

Since Blucora's initial foray into the wealth management/RIA space in 2015, the Company has consistently emphasized synergy opportunities to investors. Shortly after Christopher Walters assumed his new role as Chief Executive Officer in January 2020, after serving as a director since 2014, he detailed the Company's rationale for the HD Vest acquisition and the synergy potential between the TaxAct and Avantax businesses. Here are his remarks at last year's 48th Annual JP Morgan Global Technology, Media and Communications Conference (the "JP Morgan Conference[1]"):

> *"And so, myself and other board members deliberated and, ultimately, the leadership team evaluated many opportunities. **<u>And ultimately, we came upon HD Vest where tax-focused wealth management. It seemed like a very natural combination with tax software, and we believe that there are significant synergies with the business. And so, we became very enthusiastic about this tax-focused software and wealth management effort for the business and, ultimately, embarked upon that journey with the acquisition of HD Vest.</u>***
>
> ***<u>So, it's interesting, a lot of the things that we believe were synergies at that point in time, we still have conviction that they are there.</u>** I would say that there was so much that needed to get done*

---

[1] Emphasis to quotes from JP Morgan Conference added by Ancora.

and prior management and leadership accomplished a heck of a lot. But one of the things that wasn't fully tested over the last few years was those synergies that were initially envisioned.

Another area where we thought there was real opportunity is there's a lot of overlap or potential overlap in the client base that are served. *So, a portion of our tax software business we have a pro tax software offering where we serve approximately 20,000 tax professionals. In our wealth management business, we have about 4,000 advisors, the majority of them who are tax professionals.* ***And so, we thought there was meaningful cross-sell opportunities, right, between those two bases. A very modest penetration of wealth management services into our 20,000 tax pro software users could lead to a meaningful increase in our advisors."***

Based on these comments, it seems Mr. Walters believes that the primary synergy opportunity between the two businesses is converting TaxAct Pro users into Avantax advisors. However, we have found no meaningful evidence of this in financial statements or public filings. Rather, from fiscal 2016 to fiscal 2019, the number of TaxAct Pro customers increased only by 456 users from 20,290 to 20,746, while the Avantax business saw its total number of advisors decline by 488 individuals from 4,472 to 3,984. At bottom, there seems to be no discernable connection between the story that the Company is telling and the numbers that it is reporting. We believe stockholders can only be left to conclude that the TaxAct and Avantax businesses remain illogically paired because of the Board's unwillingness to acknowledge that its strategic vision is misguided. This apparent intransigence only underscores the need for fresh perspectives and renewed objectivity in the boardroom.

Exhibit 3. TaxAct Pro Customers (2016-2019).



Source: Company Filings.

Exhibit 4. Wealth Management/RIA Advisors (2016-2019).



Source: Company filings.

We note further that, given TaxAct Pro's base of approximately 20,000 users, **a mere 2.5% conversion rate over the 2016-2019 fiscal period would have offset the decline in Avantax advisors.** If the opportunity to convert TaxAct Pro users into Avantax advisors was as promising as the Company wants stockholders to believe, then why could it not convert just 2.5% of them over a four-year period, or 0.65% per year?

Although the current data seems to clearly underscore the lack of any meaningful synergies between the businesses, it is also alarming that Mr. Walters admitted on his first earnings call as Chief Executive Officer on February 19, 2020 – after serving on the Board since 2014 – that he lacked a precise sense of the size and scope of purported synergetic opportunities:

> *"So, one great example is we have a very large number of professional tax – or tax professionals that utilize our software product and TaxAct. That number is actually larger than the number of wealth advisors that we have on our wealth management side of the business. **It may be that there is meaningful opportunity, and what we don't have a sense of yet is what portion of those tax professionals that we serve with our software business ultimately would value the wealth – second revenue stream that would come from wealth advisory. And so, we'll think hard about how we ultimately can size that opportunity and potentially present it effectively to our pro tax software clients."***

Again, just a few months later at the JP Morgan Conference, Mr. Walters stated clearly that he remains committed to pursuing a synergies strategy despite it being largely untested:

> *"**And so we're really committed to actually pursuing that opportunity going forward where, as I said, we haven't tested it that much."***

We are dumbfounded by such remarks. One would think that, before committing almost $1 billion to a series of transformational acquisitions, the Company would have thoroughly investigated and estimated the size of any potential synergic opportunities in advance. Now, almost six years after the acquisition of HD Vest, Mr. Walters admits that he does not have a sense of what portion of TaxAct Pro customers are receptive to participating in the Avantax business, and that it has not been tested much. This is an affront to stockholders – one that continues to be peddled to the marketplace despite the reality of the Company's own numbers. **Given this damning evidence, we are convinced that it would be in the best interest of stockholders for a refreshed Board to establish a special committee that can assess all alternatives, including a separation of the TaxAct and Avantax businesses.**

Stockholders are Being Punished by a Substantial Sum-of-the-Parts (SOTP) Discount as well as a Discount to Private Market Value

Blucora is currently trading at a severely depressed valuation multiple. This discount appears directly attributable to limited investor confidence in Blucora due to its underwhelming historic operating performance, misguided capital allocation and a lack of clear catalysts. We believe a reconstituted Board should assess selling the TaxAct business and leaving the Avantax business as a standalone entity. This would likely position the Company to be appropriately valued by the market and could help close the SOTP discount. As shown in the chart below, based on peer multiples, we believe that this could boost the Company's stock price by 40-75% from current levels.

Meanwhile, focusing on de-levering the balance sheet is likely to result in a higher valuation multiple for the remaining wealth management/RIA business. We note that private market transaction multiples for both tax-related and RIA assets are substantially higher than Blucora's current valuation multiple. Tax assets have attracted considerable interest and favorable valuations recently from strategic buyers and private equity firms, while recent transactions for smaller RIAs with substantially less scale than Blucora have transacted at mid- to high-teens EV/EBITDA multiples (i.e.- 14-18x).

We find it instructive to consider the implied upside to the current stock price at various valuation multiples under an SOTP scenario. The analysis below is based on the projected FY2021 EBITDA and assumes that any gain on sale would be offset by the Company's substantial net NOLs. We also note that, as discussed elsewhere, corporate overhead currently represents approximately $5 per share in value reduction.

Exhibit 5. Sum-of-the-Parts (SOTP) Scenario Analysis.

($ in mm, except per share)	EBITDA 2021	Multiple		
TaxAct	$75.0	12.0x	13.0x	14.0x
Wealth Management	$80.0	10.0x	11.0x	12.0x
Corporate	($20.0)	11.0x	12.0x	13.0x
Total	$135.0	11.0x	12.0x	13.0x
EV		$1,480.0	$1,615.0	$1,750.0
Gain on sale impact		153.1	171.9	195.6
Net debt (cash)		404.2	404.2	404.2
NOL		(153.1)	(171.9)	(195.6)
Equity value		$1,075.8	$1,210.8	$1,345.8
Diluted shares		48.1	48.1	48.1
Pre corporate overhead SOTP value per share		**$26.94**	**$30.16**	**$33.38**
% to current		*67.1%*	*87.1%*	*107.1%*
Less: corporate overhead per share		*($4.57)*	*($4.99)*	*($5.40)*
Post corporate overhead SOTP value per share		**$22.36**	**$25.17**	**$27.97**
% to current		*38.7%*	*56.1%*	*73.5%*

Source: Company filings, Ancora estimates.

Bloated Corporate Infrastructure is Value Dilutive to Stockholders

Blucora effectively operates two disparate businesses under two disconnected corporate infrastructures. In this hierarchical system, TaxAct and Avantax have their own respective management teams, who operate separately and report to an executive management team above them. We find this duplicative, wasteful and detrimental to stockholder value.

The scope of the Company's bloat is visible in plain sight: according to its income statements, **corporate costs have averaged ~$20 million annually since 2015, with its two most recent years being in excess of $25 million.** At the current valuation multiple (~9.5x FY 2021 EBITDA), corporate costs alone represent in excess of $200 million of value degradation, or approximately 15% of the Company's total enterprise value.

Exhibit 6. Historical Corporate Costs (2015-2020 YTD).



Source: Company filings.

We find these corporate costs grossly excessive for a Company with an approximately $800 million market capitalization, and see Blucora as a prime example of management that is operating without effective Board oversight and prioritizing its own interests over stockholders'. **A refreshed Board must immediately begin reducing corporate costs by eliminating redundancies and waste.**

Ineffective Board Oversight and Troubling Management Turnover Undermine Market Confidence

We find the events of January 2020 to be a perfect illustration of why substantive, stockholder-driven Board change is needed. On January 7, 2020, Blucora announced the acquisition of HK Financial Services. It also announced the resignation of Chief Financial Officer Davinder Athwal. This is not a conventional way of inspiring investor confidence or generate excitement around a major transaction. Yet, the narrative got even worse: less than two weeks later, on January 16, 2020, Blucora announced that former Chief Executive Officer John Clendening had departed. **To reiterate, within a 10-day span, the Board authorized spending $160 million on an acquisition and lost its Chief Executive Officer and Chief Financial Officer.**

Ignoring any potential rationale behind these decisions (separately or in the aggregate), we believe such a volatile sequence of events is indicative of unstable leadership from a weak Board. Perhaps these concerns would be alleviated if this was just a one-off event. However, part of the problem is that it is not. As noted below, from

2018 through 2020, there has been an alarming turnover rate among management at both the highest level and across the business segments. This suggests to us that at a minimum, there are cultural issues at the Company. Ultimately, management serves at the pleasure of the Board, and the Board is responsible and must be held accountable for Blucora's lack of steady leadership.

Exhibit 7. Blucora Management Departures (2018-2020).

Executive Title	Departure Date
CEO	Jan-20
CFO	Jan-20
Chief Investment Strategist, Avantax	Sep-19
VP Finance and Interim CFO, HD Vest	Sep-19
Executive VP and COO, TaxAct	Jul-19
Chief Marketing Officer	Jul-19
Head of Data and Analytics Services	Oct-18
VP Finance and Strategic Business Unit CFO, TaxAct	Jul-18
Interim COO, Avantax	Jan-18

Source: Ancora due diligence, LinkedIn.

We Believe there is Entrenchment and Manipulation of the Board Election Process

The Company recently made a series of amendments to its bylaws that appear deliberately designed to disenfranchise and dissuade the Company's owners from exercising their lawful rights as stockholders. Among many onerous, open-ended and overreaching nomination requirements, the Company added a highly unusual condition to the recognition of valid nominations that nominees to the Board consent to being named in the Company's proxy materials. In response, Ancora's counsel notified the Company's external legal advisors – who are paid with stockholder resources – that we intended to solicit stockholders using our own proxy materials and that the Company should either follow the well-established practice of each side's nominees appearing on separate proxy cards, or consent to the use of a universal proxy card, with all nominees appearing on the same card. The Company, through its external legal advisors, rejected both proposals and alleged our nomination will be deficient unless we provide the requisite consents to have our Nominees named in the Company's proxy statement.

Ancora believes that this coercive demand is a clear entrenchment scheme that has been designed to confuse stockholders into believing the Nominees support the incumbents, when, in fact, they do not. Stockholders should be permitted to vote on the merits of each director nominee without the Company evidently trying to manipulate the outcome by creating an uneven playing field that favors incumbents. The Company has also attempted to invalidate Ancora's nomination by demanding that Ancora deliver highly confidential and proprietary information about Ancora's business without reasonable redaction. *It should be alarming to all stockholders and independent proxy advisory firms that the Board believes it is in stockholders' best interest to waste stockholder resources on these efforts to thwart corporate democracy.*

Despite Blucora's desire to squander significant resources on lawyers preparing daily letters and other superfluous demands, Ancora has a clear message for the Board: we will not be dissuaded and we will proceed with our solicitation to elect our highly-qualified director candidates in an election contest that is fair and open. To that end, we have filed a lawsuit against Blucora and the Board in the U.S. District Court for the District of Delaware, seeking injunctive and declaratory relief that would enjoin the Company from enforcing certain onerous and, Ancora believes, unlawful requirements that would prevent or skew an election contest.

ANCORA'S SLATE HAS A VALUE-ENHANCING MINDSET

After carefully assessing Blucora's needs, we have assembled a highly-qualified slate with strong experience in the areas of capital allocation, corporate governance, internal and external communications, transactions and strategic planning. Our slate also has relevant industry experience and the fresh viewpoints that are sorely needed in the boardroom. If elected, our slate will explore all means to maximize stockholder value, including assessing cost containment efforts and exploring a potential sale of the TaxAct business. We contend the Board owes its stockholders to objectively assess whether creating a pure-play wealth management/RIA business with a debt-free balance sheet would dramatically improve operational efficiency and profitability while leading to a stock price that is materially higher. Proceeds from the sale of the Tax Act business could position the Company to implement a substantial, value-enhancing share-repurchase program. Although we suspect this is a logical path to follow, we believe our slate should help undertake a thoughtful evaluation process.

Ancora believes this type of brighter future cannot be realized without a refreshed Board and better supported management team that is laser-focused on value-enhancing initiatives. To that end, our nominees are:

Frederick D. DiSanto, who has served as the Chairman and Chief Executive Officer of Ancora Holdings, the direct and indirect parent company of Ancora Alternatives LLC, Ancora Advisors, LLC and certain other registered investment advisors, since January 2006 and December 2014, respectively. Mr. DiSanto also serves as the Chief Executive Officer and on the Board of Directors of Regional Brands Inc., a publicly traded holding company focused on acquiring substantial ownership in regional companies with strong brand recognition, since November 2015. Prior to joining Ancora Holdings, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bancorp, a diversified financial services company, and as the President and Chief Operating Officer of Maxus Investment Group, an investment management firm, which was later acquired by Fifth Third. Currently, Mr. DiSanto serves on the Board of Directors of each of the Alithya Group Inc, a strategy and digital transformation company, since November 2018 and The Eastern Company, a manager of industrial businesses that designs, manufactures and sells engineered solutions, since April 2016. Previously, Mr. DiSanto served on the Board of Directors of Edgewater Technology, Inc. (n/k/a Alithya Group inc.), from February 2017 until it was acquired by Alithya in November 2018.

Cindy Schulze Flynn, who has been the Chief Marketing and Communications Officer of Union Home Mortgage, a privately held financial services firm, since May 2020, previously serving as an Advisory Board member, since January 2020. Before that, Ms. Flynn served as the founder of Arrowhead Consulting, a strategic and tactical consulting firm, from January 2019 to December 2019. From 2009 to September 2018, Ms. Flynn served as the Executive Vice President, Chief Administrative & Marketing Officer of the New York Community Bancorp, Inc., a bank holding company. Prior to that, Ms. Flynn served as the Senior Vice President, Chief Marketing Officer at AmTrust Bank, a Cleveland based bank, the Executive Vice President, Brand Director at Citizen Financial Group, Inc., a retail bank holding company, the Senior Vice President, Chief Marketing Officer of Charter One Financial, Inc., a bank holding company, and held various senior positions at KeyCorp, a bank holding company.

Robert D. MacKinlay, who has served as the Executive Vice President and Chief Financial Officer of Gardiner Service Company, Inc., a leading HVAC & building services company, a position he has held since November 2020. Prior to that, Mr. MacKinlay had an extensive career at Cohen & Company, an assurance, tax and advisory service provider to clients in the United States and throughout the world, where he most recently served as National Managing Partner, Private Companies, from September 2019 to September 2020; and President, Private Company Services, from September 2013 to August 2019.

Kimberly Smith Spacek, who is a Partner and the Director of Marketing and Investor Relations at Owl Creek Asset Management, L.P., a global investment advisory firm, where she has held such positions since 2008 and 2005, respectively. Prior to her role at Owl Creek, Ms. Spacek was a partner at Davidson Kempner Capital Management LP, a global multi-strategy institutional alternative asset management firm, and previously served as an Assistant Vice President at ABN AMRO Bank N.V., a Netherlands-based bank offering products and services to retail, private and corporate clients.

Despite believing that significant leadership changes are needed, we want to stress that Ancora recognizes the value created by Blucora's employees. This is why our slate is already evaluating improved compensation structures that will incentivize and reward them. Our nominees want to help create increased opportunity for Blucora's employees by basing compensation (including equity) on performance, ensuring that key contributors are appropriately rewarded and aligning them with stockholders. Make no mistake: we view Blucora's employees as the backbone of the organization, and plan to compensate them accordingly.

In closing, while Ancora remains open to reaching an amicable resolution and sparring stockholders from an election contest, we firmly believe that profound, investor-driven change is necessary to restore trust in Blucora. We hope the Board determines that it is in the best interests of stockholders to engage with us on a credible, meaningful director refreshment initiative. If this cannot be achieved, we will be sharing more details regarding our slate and its vision in the weeks to come.

Sincerely,



Frederick DiSanto
Chairman and Chief Executive Officer
Ancora Holdings, Inc.